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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Matthew Crispino
Larry Spirgel
Ryan Rohn
Stephen Krikorian

Re:	Global-E Online Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 22, 2021
CIK No. 0001835963

Ladies and Gentlemen:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form F-1 (“Submission No. 3”) to the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted to the Commission on December 17, 2020 a Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) and on January 22, 2021 Amendment No. 1 to the Draft Registration Statement (the “Second Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Second Draft Submission received on February 5, 2021 from the staff of the Commission (the “Staff”). For your convenience, we have provided copies of Submission No. 3, marked to indicate changes from the Second Draft Submission.

February 19, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Risk Factors

“Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the EU...” , page 34

1.	Please update this risk factor as the transition period during which EU rights and obligations still applied to the UK expired on December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 of Submission No. 3 to update this risk factor.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018 , page 77

2.

We note you now separately present revenue and cost of revenue by service fees and fulfillment in response to prior comment 6. However, it does not appear that you separately analyze revenue and cost of revenue between service fees and fulfillment revenue. Please expand your disclosures accordingly. Refer to Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 78 of Submission No. 3 to separately analyze revenue and cost of revenue between service fees and fulfillment revenue.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.

We have reviewed your response to prior comment 14. Please include more of your response in your disclosure. In this regard, revise your disclosure to indicate that you do provide your platform service solution on a standalone basis. Please disclose the amount of revenue recognized from the sale of platform service solutions without fulfillment services.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, F-12 and F-14 of Submission No. 3.

4.

We have reviewed your response to prior comment 15. To help the staff understand the conclusion reached by the Company, we have the following comments. Please clarify whether you have a present right for payment upon the products arrival at your hub. We refer you to ASC 606-10-25-30. Explain how you determined that the service obligation is separately identifiable from the fulfillment obligation. Refer to ASC 606-10-25-19(b) and 25-21. In this regard, it seems that your customers are utilizing your services to consummate the sale and deliver the product to the shopper. Tell us whether risk of satisfying that outcome binds the two obligations into one combined promised service (i.e., the delivery of desired product to the shopper).

February 19, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered ASC 606-10-25-30 and based on the agreement with the merchant, it has a present right to receive the payment for the service fees upon the arrival of the goods to its hub.

The Company considered whether its platform services and fulfillment services constitute distinct performance obligations under ASC 606-10-25-19(b) and 25-21. The Company mandatorily bundles the components of its platform services that are essential to achieving improved sales conversion of merchants’ international traffic. Fulfillment services are not a mandatory component, and as such are offered on an optional basis. Merchants may choose to utilize or cease utilizing fulfillment services, either in whole or for select markets, at any time and from time to time. Many merchants choose to use the Company’s fulfillment services alongside the bundled platform services solution, while some merchants choose to use the Company’s platform services solution on a stand-alone basis.

The Company has satisfied the platform services to the merchant and has the right for payment of service fees once both the shopper and the merchant confirm the transaction, with confirmation of the transaction by the shopper occurring upon payment and confirmation of the order on the website checkout page, and by the merchant upon confirming the goods are available to be supplied. The verification that the goods are available to be supplied as ordered occurs upon receipt of the goods in hub.

If the merchant decided to utilize the Company’s fulfilment services, then such fulfilment services begin once the platform services are satisfied.

The Company evaluated ASC 606-10-25-21 and determined 606-10-25-21(a) and (b) are not met as the Company offers its platform services independently, offers its fulfillment services as an option and does not provide a significant service of integrating the platform services and the fulfilment services into a bundle of services that represent a combined output. In this regard, the fulfilment services do not modify or customize the platform services.

The Company also determined 606-10-25-21(c) is not met. The services are not significantly affected by the other and are not highly interdependent or interrelated with the other in that the Company is be able to fulfill its promise to deliver the platform services even if the merchant chooses not to use the Company’s fulfillment services. In other words, the merchants can benefit from the platform service on a stand-alone basis and have the optionality of utilizing or to cease utilizing the fulfilment services, either in whole or for select markets, at any time and from time to time. Therefore, the Company is able to fulfill its obligation by transferring each one of the services independently and the risk of satisfying that outcome does not bind the two obligations into one combined promised service.

February 19, 2021

Based on the above, the Company concluded that the platform services and fulfillment services are considered distinct performance obligations under ASC 606-10-25-19.

* * *

February 19, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan

Joshua G. Kiernan, Esq.
of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.

Oded Griffel, Esq., Global-E Online Ltd.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Mike Rimon, Esq., Meitar | Law Offices

Shachar Hadar, Esq., Meitar | Law Offices

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Chaim Friedland, Esq., Gornitzky & Co.

Ari Fried, Esq., Gornitzky & Co.